Aspen Group, Inc.
720 South Colorado Boulevard, Suite 1150N
Denver, CO  80246

May 4, 2012

VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Dear Mr. Spirgel:

Please find our responses to the comments received from you in your letter dated April 13, 2012 (“Comment Letter”) related to the Current Report on Form 8-K (“Form 8-K”) of Aspen Group, Inc. (the “Public Company”) filed on March 19, 2012.  Our response to each comment follows your comment which has been reproduced.  Together with this response letter, the Public Company is filing an Amendment to the Form 8-K (“Amendment”) in response to certain comments included in the Comment Letter.

General

1.
Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared the National Center for Education Statistics and Eduventures, Inc.  Please highlight the specific portions that you are relying upon so that we can reference them easily.

Response

The Staff may view the applicable pages of the National Center for Education Statistics at http://nces.ed.gov/fastfacts/display.asp?id=98 and http://nces.ed.gov/fastfacts/display.asp?id=77.  The remaining authority, Eduventures, is not being supplied because the cost is prohibitive.  However, larger publicly-held competitors use this authority for this proposition.

General

2.
Disclose any material relationships that existed between and among the Public Company, your former principal stockholders, and the stockholders of Aspen University Inc. prior to the time of the reverse acquisition.  Refer to Item 2.01(c) and (d) of Form 8-K.  Revise your disclosure to explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure.  Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.  Identify any promoters as required by Item 404(c) of Regulation S-K.

Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2012

Response

In response to the Staff’s comment above, the Public Company has included the disclosure on page 2 of the Amendment.

Competitive Strengths, page 6

3.
We note your statement on page 7 that you are committed to offering among the lowest tuition rates in the sector.  However, on page 14 you discuss a new tuition plan that features significantly higher tuition rates.  Please explain.

Response

In response to the Staff’s comment above, the Public Company has included the disclosure on page 7 of the Amendment.   In July 2011, the Public Company raised its course-by-course tuition rates for all degree-seeking programs.  However, the Public Company believes based on its competitors' public information that its tuition rates remain significantly lower than its competitors.  There is no inconsistency.

Sales and Marketing, page 13

4.
We note your statement on page 13 that your executive officers' experience will allow you to "cost-effectively drive all prospective student leads internally."  However, in 2011 you significantly increased your sales and marketing expenses.  In order to provide context to your statement, expand your disclosure in this section to quantify your increased sales and marketing expenses in 2011.

Response

In response to the Staff’s comment above, the Public Company has revised and expanded the disclosure on page 13 of the Amendment.

5.
We note your disclosure on page 16 that you enroll students in all 50 states but that you are only in the process of submitting applications for approval or exemption of state licensure or authorization in 12 states.  Please provide further information as to when management anticipates completing its assessments with respect to the remaining states and jurisdictions.

Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2012

Response

In response to the Staff’s comment above, the Public Company has provided additional disclosure on page 16 of the Amendment.

6.
Expand your disclosure on page 17 to address when you anticipate obtaining a decision or additional guidance from the Delaware Department of Education with respect to your application to obtain the power to confer degrees.

Response

In response to the Staff’s comment above, the Public Company has expanded its disclosure on page 17.

Incentive Compensation Rules, page 26

7.	Disclose whether you believe that your current compensation practices are in compliance with the revised incentive payment rule which took effect in July 2011.

Response

The Public Company believes that it is in compliance with the revised incentive payment rule and has disclosed this on page 26 of the Amendment.

Code of Conduct Related to Student Loans, page 27

8.	Please expand your disclosure to indicate whether you have adopted a code of conduct and posted it on your website.

Response

The Public Company has adopted a code of conduct and posted it on the Public Company’s website and has disclosed this on page 27 of the Amendment.  For the Staff's convenience, see www.aspen.edu/About-Us/Policies-and-Regulations.

Risk Factors, page 36

9.	Please include risk factor disclosure addressing the risk that you may enroll fewer students as a result of your increased tuition rates.

Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2012

Response

In response to the Staff’s comment above, the Public Company has added a risk factor regarding the risk that fewer enrollments could result from increased tuition costs on page 41 of the Amendment.

10.
Please include risk factor disclosure regarding your failure to obtain approval from the Delaware Department of Education for the power to confer degrees and the fines or other penalties you may be subject to as a result of such omission.

Response

As discussed with the Staff on our phone call with our counsel, Michael D. Harris, Esq. of Nason, Yeager, Gerson, White & Lioce P.A., the Public Company believes that it is very unlikely that the Delaware Department of Education (“DDOE”) would levy material penalties on the Public Company for failing to obtain approval to confer degrees.  If the DDOE were to inform the Public Company that the failure to obtain such approval will result in material penalties, Aspen University Inc. intends on reincorporating in Colorado where it is located.  The penalty in Delaware is $1,000, although the DDOE has authority to take such action as it determines appropriate.  The Public Company has provided this disclosure on page 17 of the Amendment.

11.
Expand your risk factors, where appropriate, to address any historic experiences you have had with the issues discussed.  For example, expand your risk factors on page 47 to indicate whether you have been subject to intellectual property infringement claims or claims pertaining to unauthorized duplication of material.  These are just examples.

Response

The Public Company is not aware of any historical events which would require expanding the risk factors.

"Our ability to continue as a going concern is in doubt…." page 37

12.
We note that you anticipate your losses will continue until you are able to increase your enrollment and those students have taken at least two courses.  Please quantify the number of additional students you would need to eliminate your losses.  Also quantify the "adequate financing" you need to implement your marketing plan.

Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2012

Response

In response to the Staff’s comment above, the Public Company has provided this disclosure on page 37 of the Amendment concerning the amount of new financing which is needed.  For competitive reasons, we do not believe it is appropriate to disclose the number of new students nor do we believe that this number is material.

"Because a significant portion of our revenues historically have been attributable to one corporate customer…." page 38

13.
Please clarify why you pay a third party marketing Public Company a material portion of the revenues from Verizon and indicate whether such third party will continue to receive this portion of your revenues.  Please also address your disclosure on page 13 that you do not use third party marketers.

Response

In response to the Staff’s comment above, the Public Company has provided this disclosure on page 38 of the Amendment and connected the reference to this third party.  Additionally, we added language on page 13 clarifying that we do not use online lead generation companies.

"Although three of our directors have pledged shares of common stock …." page 42

14.	Expand your risk factor to address the additional 117,943 shares Mr. Mathews pledged as repayment for HEMG's $772,293 obligation.

Response

In response to the Staff’s comment above, the Public Company has revised its disclosure on page 42 of the Amendment.

Public Company Overview, page 65

15.
Please disclose the total number of part-time students currently enrolled and indicate the number of such students who are in your graduate degree program and in and your certificate or continuing education program.  Disclose any trends with respect to (i) the number of your students enrolled full-time as compared with part-time, and (ii) the portion of your full-time students enrolled in master or doctoral degree programs.

Response

In response to the Staff’s comment above, the Public Company has revised its disclosure on page 65 of the Amendment.

16.	Please revise to briefly explain how the fact that 88% of your full-time students being enrolled in a graduate degree program differentiates Aspen from other on-line for-profit universities.

Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2012

Response

In response to the Staff’s comment above, the Public Company has expanded its disclosure on page 65 of the Amendment.

17.	Please disclose how you calculate your student course completion rate.

Response

In response to the Staff’s comment above, the Public Company has expanded its disclosure on page 65 of the Amendment.

Costs and Expenses, page 67

18.
We note the significant increase in instructional costs, marketing and promotional costs as well and general and administrative costs for the year ended December 31, 2011.  Expand your management's discussion and analysis to address whether management anticipates that these costs will continue to increase in future periods.  In addition, address the administrative burdens and costs you will incur as a result of the reporting requirements instituted by the Department of Education, as discussed on page 32.

Response

In response to the Staff’s comment above, the Public Company has expanded its disclosure on page 67 of the Amendment.

19.	We note your disclosure on page 69 that you expect to incur $1.5M in capital expenditures over the next 12 months. Please expand your disclosure to specify the costs included in this estimate.

Response

In response to the Staff’s comment above, the Public Company has expanded its disclosure on page 69 of the Amendment.

Capital Resources and Liquidity, page 68

20.
Disclose whether you believe your cash and cash generated from operations will satisfy your anticipated short-term and long-term working capital needs.  Among other consideration, your discussion should touch upon the costs associated with regulatory compliance with Department of Education and state regulations, your in creased spending on marketing and your anticipated opening of a call center in Phoenix (as noted on page 14).  Please note that we consider "long-term" to be the period in excess of the next twelve months.  See Section III.C of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2012

Response

In response to the Staff’s comment above, the Public Company has expanded its disclosure on page 69 of the Amendment.

Related Person Transactions, page 85

21.	Explain why Mr. Mathews pledged shares of stock as collateral for the repayment by HEMG of its obligation with respect to the video courses and program rights it purchased from Aspen.

Response

In response to the Staff’s comment above, the Public Company has supplemented the disclosure on page 85 of the Amendment.

22.	Disclose whether Mr. Spada has instituted any litigation with respect to his claim that he is owed $1.2M by the Public Company.

Response

In response to the Staff’s comment above, the Public Company has provided this disclosure on page 85 of the Amendment.  Subsequent to the filing of the initial Form 8-K, Higher Education Management Group, Inc. ("HEMG"), a company controlled by Mr. Spada, sold common stock of the Public Company to certain persons who are not officers or directors of the Public Company.  Mr. Spada and HEMG also agreed to not sue Aspen unless in response to a suit by Aspen.  A copy of this agreement is being filed as Exhibit 10.19.

23.	Please expand your disclosure to clarify the nature of the 2008 agreements you reference in the third paragraph of this section.

Response

In response to the Staff’s comment above and Mr. Harris' telephone call with the Staff, the Public Company has revised its disclosure on page 85 of the Amendment.

24.
Clarify whether Aspen had a contractual right to terminate the Consulting Agreement on January 2, 2012.  Please disclose whether HEMG has responded to Aspen's notice of termination.  Disclose what portion of the agreed upon payments Aspen has made to Mr. Karl and his wife.  In addition, disclose whether Mr. Karl had his wife they have responded to Aspen's decisions to terminate its severance payments.  Include risk factor disclosure, as appropriate, to address the risks associated with the early termination of these arrangements.

Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2012

Response

In response to the Staff’s comment above, the Public Company has expanded its disclosure on page 86 of the Amendment.  While there was no provision in the Consulting Agreement permitting Aspen to terminate it, we have been advised that the failure to disclose the unauthorized borrowings provides a legal basis for termination.

25.	Expand your disclosure to provide the terms of the Indemnification Agreement between the Public Company and HEMG discussed on page 87.

Response

In response to the Staff’s comment above, the Public Company has expanded its disclosure on page 87 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 89

26.	Revise your table to include footnote disclosure reflecting all of the shares that are pledged to the Public Company by Mr. Mathews and Drs. D'Anton and Scheibelhoffer.

Response

In response to the Staff’s comment above, the Public Company has expanded its disclosure on page 89 of the Amendment.

27.
Please provide further explanation for the manner in which you intend to rectify the error by which HEMG's ownership was not reduced to reflect a sale of 10,000 shares to an investor.  Disclose the status of the ownership dispute.  Include risk factor disclosure addressing the risks of litigation by Mr. Spada and the investor with respect to these shares.

Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2012

Response

In response to the Staff’s comment above, the Public Company has expanded its disclosure on page 89 of the Amendment.  The Public Company is neutral in this ownership dispute. If either party were to adjudicate the dispute, a court would determine which side had ownership rights.  Because the Public Company believes that it has no exposure to liability, the Public Company did not include the recommended risk factor in the Amendment.  Please note that the documentation is clear that Mr. Spada is responsible, particularly since at the time of the transactions at issue, Aspen University lacked the authorized capital to sell additional common stock.

Exhibit 9.01 - Financial Statements and Exhibits

28.
We note that you have not filed certain disclosure schedules to Exhibit 2.2, Agreement and Plan of Merger.  We are unable to determine, however, where you have included a list briefly identifying the contents of all omitted schedules.  Please revise or advise.  Refer to Item 601(b)(2) of Regulation S-K.

Response

In response to the Staff’s comment above, the Public Company has included as Exhibit 99.3 a list identifying the contents of all omitted schedules.

Exhibit 99.1

Notes to the Financial Statements
Note 4. Secured Accounts and Notes Receivable - Related Party, page F-13

29.
We refer to your disclosures regarding the $2,209,960 note receivable due from the Public Company's former Chairman of the Board related to the years 2005 to 2011.  We see on page 13 that there is no agreement with your former Chairman that this sum is due and also on page 85 that the amounts were not uncovered until November 2011.  Tell us whether the former Chairman borrowed the $2,209,960 in the form of cash advances or personal expenses paid using the Public Company's bank accounts.  Also tell us the amounts borrowed by year.

Response

The money borrowed by the former Chairman was in the form of net cash advances from Aspen's bank accounts. The borrowed amounts by year were:

2011:                      $14,876
2010:                      $261,468
2009:                      $559,009
2008:                      $233,666
2007:                      ($102,503)
2006:                      $507,435
2005:                      $736,009
Total:                      $2,209,960

30.
Considering that there is no agreement with the former Chairman regarding the amount due by him, that he has denied liability and that you have been unsuccessful in reaching a settlement agreement with him, tell us what makes you believe that the receivable from the former Chairman is recoverable.

Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2012

Response

As of May 4, 2012, HEMG beneficially owns almost 5.8 million shares of the Public Company’s common stock.  If Mr. Spada does not repay the loans, the Public Company believes that it would be successful in a lawsuit and a court would force repayment through the relinquishment of the shares held by HEMG since, to the best of our knowledge, Mr. Spada is the sole shareholder.  Furthermore, the recoverability is supported by the collateral.  While the Public Company is obligated to purchase 600,000 shares and use its best efforts to locate buyers for 1,400,000 shares, we believe sufficient equity exists to satisfy this loan.

31.
Tell us the relationship between the directors, who pledged their shares in the Public Company as collateral for the former Chairman's receivable, and the former Chairman.  Tell us the business reasons for the directors to pledge their shares to secure the payment of the former Chairman's receivable.  Tell us how you have or will determine when the amounts due from the Public Company's former Chairman are uncollectible and when the pledged securities must be transferred to the Public Company.  If the pledged securities are not transferred to the Public Company at the time the receivable is determined to be in default, please tell us why.  Please indicate whether the directors received or may receive any remuneration for the pledge of or submission of the shares to the Public Company.

Response

Two of the directors who pledged shares were directors of Aspen for five years while Mr. Spada served as Chairman.  Mr. Mathews has no relationship with Mr. Spada except for working with him for four months after being appointed Chief Executive Officer of Aspen.  The directors pledged their shares in order to support the value of the receivable and thereby avoid having to write-off the loan as uncollectible.  Upon default, the Board of Directors will have the responsibility of ensuring that appropriate action is taken to enforce the loan receivable and, if necessary, transferring the shares to the Company or selling them to third parties.  The Board of Directors will fulfill their fiduciary duty.  The directors will not receive any remuneration for their pledges.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.

Larry Spirgel
U.S. Securities and Exchange Commission
May 4, 2012

Please direct any questions concerning this letter to Michael D. Harris, Esq. at (561) 471-3507, mharris@nasonyeager.com.

Very truly yours,

/s/ David Garrity

David Garrity, Chief Financial Officer